Exhibit 21.1

Palladyne AI Corp.*

List of Subsidiaries (as of November 20, 2024)

The following are the subsidiaries of Palladyne AI Corp.:

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Sarcos Corp.	Utah
Sarcos Group LC	Utah
Rememdia LC	Utah
ZeptoVision Inc.	Delaware
RE2, LLC	Delaware

* Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation - and Item 601(b)(21)(ii) of Regulation S-K.